United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press release	3
Signature Page	4

Press Release

Vale on its interim Chief Executive Officer

Rio de Janeiro, March 4th, 2019 - Vale S.A. (“Vale”) shares, in addition to the press release dated March 2nd, 2019, more information about the executive Eduardo Bartolomeo, appointed as Vale’s interim Chief Executive Officer by its Board of Directors.

Eduardo Bartolomeo is a senior executive with solid experience in integrated operations of bulk commodities, supply chain, and business turnaround. He has experience in leading complex operations and establishing a culture of operational excellence.

Eduardo Bartolomeo has 10 years of experience in Vale, having previously held the position of Executive Director of Logistics, Integrated Operations of Bulk Commodities (iron ore, coal and manganese) and most recently as Executive Director of Base Metals. He was also a member of Vale’s Board of Directors, Financial Committee and Governance, Compliance and Risk Committee between 2016 and 2017.

He worked at Ambev from 1994 to 2003, having served in executive positions, the last one being Operations Director. He has also experience as Chief Executive Officer and Board Member in other companies.

The choice of Eduardo Bartolomeo, Vale’s most experienced Executive Director and with a solid career inside and outside the Company, followed the Company’s succession process in accordance to the interim succession plan previously discussed by the Board of Directors. The choice is aligned with the goal of bringing a senior executive to ensure stability to Vale’s operations, continuity of the indemnification process, repair and mitigation of the effects of the rupture of Dam I of the Córrego do Feijão mine.

Eduardo Bartolomeo, recognized for accumulating different experiences whilst having great knowledge of Vale’s business, will maintain an open and transparent dialogue with the various stakeholders of the company.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Samir Bassil: samir.bassil@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Clarissa Couri: clarissa.couri@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 4th, 2019		Director of Investor Relations